SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission file number 1-1396

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Personal Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation

1111 Superior Avenue

Cleveland, Ohio 44114-2584

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
EATON PERSONAL INVESTMENT PLAN

Date: June 25, 2012	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot

B. K. Rawot
Senior Vice President and Controller
Eaton Corporation

EATON PERSONAL INVESTMENT PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Administration Committee and the

Pension Investment Committee—Eaton Corporation

We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON PERSONAL INVESTMENT PLAN as of December 31, 2011 and 2010 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Personal Investment Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets held for investments purposes at year end, together referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 25, 2012

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Personal Investment Plan

	December 31
	2011	2010
ASSETS
Receivable — Employer contributions	$4,382	$7,355
Receivable — Employee contributions	53,780	58,563
Receivable — Interest	1,666	2,047
Notes receivable from participants	2,806,127	2,567,887

Total Receivables	2,865,955	2,635,852

Investments:
Plan interest in Eaton Employee Savings Trust	72,021,806	75,425,998
Plan interest in Eaton Employee Savings Trust — Eaton Stable Value Fund	9,312,732	9,154,618

Total Investments	81,334,538	84,580,616

Net Assets Available for Benefits at Fair Value	84,200,493	87,216,468

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(374,932)	(319,333)

Net Assets Available for Benefits	$83,825,561	$86,897,135

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Personal Investment Plan

	Year Ended December 31
	2011	2010
Additions to Net Assets Attributed to:
Contributions:
Employer	$511,109	$302,041
Employee	4,357,010	3,954,145
Rollover	151,526	156,433

	5,019,645	4,412,619

Plan interest in Eaton Employee Savings Trust investment gain (loss)	(1,101,870)	11,798,283
Interest income	127,553	134,603

Total Additions before Transfers	4,045,328	16,345,505

Net Transfers from / (to) other plans	272,948	(108,954)

Total Additions	4,318,276	16,236,551

Deductions from Net Assets Attributed to:
Benefits paid to participants	7,358,824	7,755,386
Administrative expenses	31,026	30,670

Total Deductions	7,389,850	7,786,056

Net Increase / (Decrease)	(3,071,574)	8,450,495

Net Assets Available for Benefits:
Beginning of Year	86,897,135	78,446,640

End of Year	$83,825,561	$86,897,135

NOTES TO FINANCIAL STATEMENTS

Eaton Personal Investment Plan

1	Description of Plan

The following description of The Eaton Personal Investment Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Company’s Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective July 1, 1996, Eaton Corporation (the “Company”, or the “Plan Sponsor”) established the Plan. On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code. Effective January 1, 2010, the Plan was amended and restated to incorporate previous amendments to the Plan into the Plan document.

Eligibility:

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; IBEW, AFL-CIO, Local 1833, Horseheads, New York; UAW Local 1609, Winamac, Indiana; UPIU Local 7171 & Local 7565, Omaha, Nebraska; IAMAW Local 725, Los Angeles, California; IAM Local 70, Hutchinson, Kansas; UPIU Local 7967, Cleveland, Ohio; UAW Local 1966 and UAW Local 475, Jackson, Michigan; IUE Local 792, Jackson, Mississippi; IAMAW Local 2528, Hohenwald, Tennessee; PACE—Local 7433, Saginaw, Michigan; UAW Local 1404, Columbia City, Indiana; IAMAW Local 1165, Lincoln, Illinois; United Employees Union, Elizabeth, New Jersey; Centurion / John Crane / EKK Eagle American Shop Union, Warwick, RI; IAM Local 97, Portage, MI; UPIU Local 7334, Massillon, OH; and UAW Local 2262, Euclid, OH, will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.

Contributions:

Employee Contributions—Employees may make before-tax or after-tax contributions with maximum employee contribution percentages determined by the applicable collective bargaining agreement. Catch-up contributions are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code.

NOTES TO FINANCIAL STATEMENTS

Eaton Personal Investment Plan

1	Description of Plan, Continued

Contributions, Continued:

Employer Contributions—Certain eligible participants of the Plan may receive a Company matching contribution of 50% up to 6% of their deferred compensation or 25% up to 6% of their deferred compensation, depending on the location. The Company matching contribution was suspended for the Beaver, Pennsylvania, and Horseheads, New York locations effective with the first full pay period beginning after July 17, 2009. The Company matching contribution was reinstated for the Beaver, Pennsylvania, and Horseheads, New York locations effective July 1, 2010.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Rollover contributions from other Plans are also accepted, provided certain specified conditions are met.

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of the Plan’s earnings, and is charged with an allocation of applicable administrative expenses. Allocations, if any, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

All participants are 100% vested in elective deferrals, company contributions, subject to certain provisions as defined by the Plan, rollover contributions made to the Plan, and actual earnings thereon.

Notes Receivable from Participants:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rate as determined by the Plan Administrator. Principal and interest are paid through payroll deduction for active employees. Terminated employees are permitted to make loan payments directly to Fidelity.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

1	Description of Plan, Continued

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

Investment Options:

Employee contributions may be invested in any of the fund options available under the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s trustee is Fidelity Management Trust Company, and the Plan’s investments, excluding notes receivables from participants, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Savings Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002 plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of the units held at year-end. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institution, including investment contracts backed by high-quality fixed income securities.

Under the revised accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

All administrative costs, management fees and expenses of the Plan are paid by the Trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2011 and 2010 on behalf of the Plan. Certain transaction costs are paid by participants.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Risks and Uncertainties:

The Master Trust’s investments, as listed in Footnote 4, have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

NOTES TO FINANCIAL STATEMENTS

Eaton Personal Investment Plan

2	Summary of Significant Accounting Policies, Continued

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

3	Tax Status

On July 29, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.

4	Investments

Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan are pooled for investment purposes in the Master Trust.

A summary of the assets of the Master Trust is as follows:

	2011	2010
Registered investment companies	$1,148,128,026	$1,218,817,740
Eaton common shares	714,361,558	773,662,830
Common collective trusts	463,771,857	408,092,967
U.S. government securities	130,805,541	138,676,004
Guaranteed investment contracts	149,032,593	130,534,458
Interest-bearing cash	42,694,504	45,318,397
Corporate debt instruments	32,894,621	50,669,806
Receivables	17,767,751	8,908,308
Non interest-bearing cash	101	—
Liabilities	(8,956,690)	(8,924,009)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(6,470,324)	(4,961,335)

Total Investments	$2,684,029,538	$2,760,795,166

The Plan had a 3.0% and 3.1% interest in the assets of the Master Trust as of December 31, 2011 and 2010, respectively.

NOTES TO FINANCIAL STATEMENTS

Eaton Personal Investment Plan

4	Investments, Continued

Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income (loss) allocated to the participating Plans for the year ended December 31, 2011 and 2010, is as follows:

	2011	2010
Interest and dividend income	$53,565,987	$44,010,926
Net appreciation (depreciation) in fair value of investment funds:
Registered investment companies	(45,643,236)	139,351,523
Separate accounts	(105,907,125)	319,014,837
Common collective trusts	3,398,383	24,433,596

	$(94,585,991)	$526,810,882

At December 31, 2011 and 2010, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (74% and 69%), corporate debt instruments (18% and 25%), interest-bearing and non interest-bearing cash (7% and 5%), and other investments (1% and 1%).

The Master Trust funds are invested in various investments through the Fidelity Management Trust Company. Investments which constitute more than 5% of the Master Trust’s net assets are:

	2011	2010
Vanguard Institutional Index	$148,779,355	$152,898,887
Eaton Stable Value Fund	$154,242,382	N/A
Fidelity Contrafund	$159,517,470	$157,309,901
EB Money Market Fund	$164,021,340	$163,797,652
Eaton Fixed Income Fund	$180,205,291	$201,626,331
Eaton Common Shares Fund ( unitized fund consisting of Eaton Shares and cash)	$733,503,720	$791,626,366

NOTES TO FINANCIAL STATEMENTS

Eaton Personal Investment Plan

5	Party-in-Interest Transactions

Party-in-interest transactions included the investments in the common stock of Eaton and the investment funds of the trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2011 and 2010, the Master Trust received $21,571,027 and $18,201,828, respectively, in common stock dividends from the Company.

6	Benefit-Responsive Investment Fund

The Plan holds the Eaton Stable Value Fund, a fund managed by Vanguard, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average market yield of the Fund for 2011 and 2010 was 2.87% and 3.13%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.68% and 2.97%, respectively.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

6	Benefit-Responsive Investment Fund

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The issuer may terminate the contract for cause at any time.

7	Fair Value Measurements

In accordance with ASC 820, the Plan has categorized the financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

7	Fair Value Measurements, Continued

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered investment companies (mutual funds), and separate accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end. Separate accounts may include U.S. government securities and corporate debt securities.

Common collective trusts: Valued at the net unit value of units held by the trust at year end. The unit value is determined by dividing the Total Value of fund Assets by the Total Number of Units of the Fund owned.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011. There are no assets which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals
Registered investment companies
Large-cap equity funds	$17,150,123	$—	$17,150,123
Balanced funds	6,296,171	—	6,296,171
International equity funds	3,303,028	—	3,303,028
Bond funds	2,194,085	—	2,194,085
Mid-cap equity funds	1,910,815	—	1,910,815
Small-cap equity funds	1,547,441	—	1,547,441
REIT funds	754,335	—	754,335

Total	$33,155,998	$—	$33,155,998

NOTES TO FINANCIAL STATEMENTS

Eaton Personal Investment Plan

7	Fair Value Measurements, Continued

	Level 1 Fair Value	Level 2 Fair Value	Totals
Guaranteed investment contracts
Stable value funds	$—	$9,312,732	$9,312,732
Common collective trusts
Money market funds	—	7,298,712	7,298,712
Asset allocation funds	—	4,422,496	4,422,496
Bond funds	—	2,560,514	2,560,514
International equity funds	—	974,511	974,511
Mid-cap equity funds	—	1,165,333	1,165,333

Total	—	16,421,566	16,421,566

Separate accounts
Company stock funds	—	13,472,124	13,472,124
Bond funds	—	8,972,118	8,972,118

Total	—	22,444,242	22,444,242

Total assets at fair value	$33,155,998	$48,178,540	$81,334,538

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010. There are no assets which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals
Registered investment companies
Large-cap equity funds	$18,328,632	$—	$18,328,632
Balanced funds	6,350,151	—	6,350,151
International equity funds	4,301,998	—	4,301,998
Bond funds	2,491,459	—	2,491,459
Mid-cap equity funds	2,376,873	—	2,376,873
Small-cap equity funds	1,503,556	—	1,503,556
REIT funds	616,106	—	616,106
World equity funds	106,519	—	106,519

Total	$36,075,294	$—	$36,075,294

NOTES TO FINANCIAL STATEMENTS

Eaton Personal Investment Plan

7	Fair Value Measurements, Continued

	Level 1 Fair Value	Level 2 Fair Value	Totals
Guaranteed investment contracts
Stable value funds	$—	$9,154,618	$9,154,618
Common collective trusts
Money market funds	—	7,932,682	7,932,682
Asset allocation funds	—	3,643,804	3,643,804
Bond funds	—	2,291,896	2,291,896
International equity funds	—	1,203,458	1,203,458
Mid-cap equity funds	—	858,795	858,795

Total	—	15,930,635	15,930,635

Separate accounts
Company stock funds	—	13,250,180	13,250,180
Bond funds	—	10,169,889	10,169,889

Total	—	23,420,069	23,420,069

Total assets at fair value	$36,075,294	$48,505,322	$84,580,616

8	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 to improve the consistency of fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). As a result, the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements may change. Further, ASU 2011-04 provides additional disclosure requirements surrounding Level 3 fair value measurements, the uses of nonfinancial assets in certain circumstances and identification of the level in the fair value hierarchy used for assets and liabilities which are not recorded at fair value, but where fair value is disclosed. The amendments in this update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. This guidance will be effective for the Company for the year ended December 31, 2012. The adoption is not expected to have a material impact on the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Eaton Personal Investment Plan

EIN 34-0196300

Plan Number 162

December 31, 2011

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Interest in Eaton Employee Savings Trust Master Trust	Master Trust	N/A	$72,021,806
*	Participant Loans	4.0 - 9.7%; various maturity dates	N/A	2,806,127
*	Eaton Stable Value Fund - see Footnote 1	Guaranteed Investment Contract	N/A	8,937,800

				$83,765,733

Footnote 1 - denotes contract value

*	Party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-179674, Form S-8 No. 333-150637, and Form S-8 No. 133-166331) pertaining to the Eaton Personal Investment Plan of our report dated June 25, 2012, with respect to the financial statements of the Eaton Personal Investment Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2011 and 2010.

/s/ Meaden & Moore, Ltd

Cleveland, Ohio

June 25, 2012